UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant

to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

H/CELL ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

404123 101

(CUSIP Number)

James M. Turner, Esq.

Marc J. Ross, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, NY 10006

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404123 101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Michael Strizki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 750,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This percentage is calculated based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Isuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017.

CUSIP No. 404123 101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of H/Cell Energy Corporation, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 97 River Road, Flemington, New Jersey 08822.

Item 2. Identity and Background.

This statement is filed on behalf of Michael Strizki, a United States citizen (“Strizki”). The principal business address of Strizki is c/o H/Cell Energy Corporation, 97 River Road, Flemington, New Jersey 08822.

Strizki has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Strizki has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Founders Shares

On August 17, 2015, pursuant to a Founders Subscription Agreement entered into by and among the Issuer, Strizki, James Strizki and Turquino Equity LLC, Strizki purchased 750,000 shares of common stock for $75.00.

Item 4. Purpose of Transaction.

Strizki acquired all of his common stock for investment purposes.

Strizki is the Chief Technology Officer of the Issuer. In this capacity, Strizki takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, Strizki reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, Strizki may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that Strizki may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to Strizki, tax considerations and other factors.

Other than as described above and other than in his capacity as an officer of the Issuer, Strizki currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Strizki may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

CUSIP No. 404123 101	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Strizki beneficially owns 750,000 shares of the Issuer’s common stock. Based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017, the shares of the Issuer’s common stock beneficially owned by Strizki constitutes approximately 10.7% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

Except as set out above, Strizki has not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A

CUSIP No. 404123 101	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 23, 2017

/s/ MICHAEL STRIZKI
Michael Strizki